Exhibit 12.2

Computation of Ratio of Adjusted EBITDA to Interest Expense and Preferred Dividends
($ in thousands, except ratios)

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
Adjusted EBITDA(1):
Net income (loss)	$15,765	$(111,233)	$(241,430)	$(25,693)	$80,206
Add: Interest expense(2)	228,395	269,921	356,161	345,914	346,500
Add: Income tax expense (benefit)	3,912	(659)	8,445	(4,719)	7,023
Add: Depreciation and amortization(3)	79,042	74,673	70,786	63,928	70,786
Add: Provision for (recovery of) loan losses	(1,714)	5,489	81,740	46,412	331,487
Add: Impairment of assets(4)	34,634	14,353	36,354	22,386	22,381
Add: Loss on transfer of interest to unconsolidated subsidiary	—	7,373	—	—	—
Add: Stock-based compensation expense	13,314	19,261	15,293	29,702	19,355
Add: (Gain) loss on early extinguishment of debt, net(5)	25,369	19,655	22,405	(101,466)	(110,075)
Total Adjusted EBITDA(1)	$398,717	$298,833	$349,754	$376,464	$767,663
Interest expense and preferred dividends:
Interest expense(2)	$228,395	$269,921	$356,161	$345,914	$346,500
Preferred dividends	51,320	49,020	42,320	42,320	42,320
Total interest expense and preferred dividends	$279,715	$318,941	$398,481	$388,234	$388,820
Adjusted EBITDA/Interest expense and preferred dividends	1.4x	0.9x	0.9x	1.0x	2.0x

Explanatory Notes:
_______________________________________________________________________________

(1)
Adjusted EBITDA should be examined in conjunction with net income (loss) as shown in the Company's Consolidated Statements of Operations. Adjusted EBITDA should not be considered as an alternative to net income (loss) (determined in accordance with GAAP), as an indicator of the Company's performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is Adjusted EBITDA an indicative of funds available to fund the Company's cash needs or available for distribution to shareholders. Rather, Adjusted EBITDA is an additional measure for the Company to use to analyze how the business is performing. It should be noted that the Company's manner of calculating Adjusted EBITDA may differ from the calculations of similarly-titled measures by other companies. See computation of Adjusted EBITDA on page 33.

(2)
For the years ended December 31, 2012, 2011 and 2010, interest expense includes $1,064, $3,728 and $32,734, respectively, of interest expense reclassified to discontinued operations. Interest expense also includes the Company's proportionate share of interest for equity method investments.

(3)
For the years ended December 31, 2014, 2013, 2012, 2011 and 2010, depreciation and amortization includes $0, $264, $2,016, $5,837 and $14,117, respectively, of depreciation and amortization reclassified to discontinued operations. Depreciation and amortization also includes our proportionate share of depreciation and amortization expense for equity method investments.

(4)
For the years ended December 31, 2014, 2013, 2012, 2011 and 2010, impairment of assets includes $0, $1,764, $22,576, $9,147 and $9,572, respectively, of impairment of assets reclassified to discontinued operations.

(5)	For the years ended December 31, 2014, 2013, 2012 and 2010, loss on early extinguishment of debt excludes the portion of losses paid in cash of $0, $13,535, $15,411 and $1,152, respectively.